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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               (AMENDMENT NO. 1)

                          CARLYLE REAL ESTATE LIMITED
                                PARTNERSHIP-VII
                           (NAME OF SUBJECT COMPANY)

                          CARLYLE REAL ESTATE LIMITED
                                PARTNERSHIP-VII
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   143099307
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

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                                  GARY NICKELE
                             JMB REALTY CORPORATION
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 440-4800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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  This Amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Statement") filed by Carlyle Real Estate Limited Partnership-VII (the "Partnership") on August 11, 1998. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

ITEM 2. TENDER OFFER OF THE BIDDER

  Item 2 of the Statement is amended to add the following information:

    On August 31, 1998 and September 2, 1998, the Purchasers, by Amendment No. 1 and Amendment No. 2, respectively, to the Purchasers' Schedule 14d-1 dated July 31, 1998, amended the Offer (as so amended, the "Amended Offer") to increase the purchase price to $37.50 per Interest, net to the seller in cash, without interest, upon the terms and conditions set forth in the Amended Offer, and to extend the expiration date under the Amended Offer to 12:00 midnight, Pacific Standard time, on September 30, 1998, unless further extended.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Item 4 of the Statement is amended to add the following information:

    Following the Partnership's receipt of the Amended Offer, the Special Committee of the Board of Directors of JMB met to review and consider the Amended Offer. Based on its analysis, including consideration of the factors discussed below, the Special Committee has determined that the Amended Offer is inadequate and not in the best interests of Interestholders. Accordingly, the Partnership recommends that Interestholders reject the Amended Offer and not tender their Interests pursuant to the Amended Offer.

    The Special Committee concluded that, in view of the fact that the Partnership has sold all of its interests in real estate and is in liquidation and that its assets are primarily cash or cash equivalents, it would not be meaningful or cost-effective to have a financial advisor prepare a current valuation of the Partnership's business and assets or the value of an Interest or to express an opinion with regard to the adequacy of the Amended Offer. Accordingly, a financial advisor was not requested to render, and has not rendered, any such valuation or opinion in connection with the Amended Offer. The Special Committee reached its conclusions with respect to the Amended Offer after considering a variety of factors, including, but not limited to, the following:

      (i) On April 8, 1998, the Partnership sold its sole remaining real property interest. The Partnership expects to make a final liquidating distribution in December 1998. Based upon its estimate of the likely expense of winding down its affairs, the Partnership expects to make a distribution to Interestholders of between approximately $40 to $80 per Interest in December 1998. For the high end of the range for the estimated final liquidating distribution, it is assumed that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest. The Partnership currently does not expect there to be any claims made for a breach of such representations, warranties and covenants and therefore expects the final liquidating distribution to be near the high end of the range for the distribution.

      (ii) The Purchasers are making the Amended Offer with a view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Interests at a low price and Interestholders' desire to obtain the maximum cash return for their Interests.

      (iii) The Partnership believes that the Interests are an illiquid investment whose full value generally can only be realized by an Interestholder who retains his or her Interests through the liquidation of the Partnership. In this regard, the Partnership has sold its sole remaining real property interest and, pursuant to Section 17.2 of the Partnership Agreement, is dissolved. Under section 18.1 of the Partnership Agreement, JMB, as the Corporate General Partner, is required to wind up the affairs of the Partnership, subject to the discretion of the Corporate General Partner to determine the time, manner and terms of the sale of any Partnership property (e.g., securities investments) and the right of

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    the Corporate General Partner, pursuant to Section 18.2 of the
    Partnership Agreement, to set up such reserves as it may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership. It is expected that the Partnership will complete its liquidation and wind up its affairs during 1998. In such event, 1998 would be the last year for which an Interestholder would receive a Form K-1 from the Partnership.

      (iv) The Amended Offer price of $37.50 per Interest is between approximately 47% and 94% of the high and low ends of the range of the amount that the Partnership expects to distribute to Interestholders in December 1998.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 of the Statement is amended to add the following exhibit:

 EXHIBIT
 NUMBER                           DESCRIPTION
 -------                          -----------
 (a)(2)  Letter, dated September 14, 1998 from the Partnership to its
         Interestholders.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Carlyle Real Estate
                                           LimitedPartnership--VII

                                          By:
                                             JMB Realty Corporation
                                             Corporate General Partner of
                                             the Partnership

                                             /s/ Judd D. Malkin
                                          By: _________________________________
                                             Name: Judd D. Malkin
                                             Title: Chairman

Dated: September 14, 1998

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                                 EXHIBIT INDEX

 EXHIBIT                                                                 PAGE
 NUMBER                           DESCRIPTION                             NO.
 -------                          -----------                           -------
 (a)(2)  Letter, dated September 14, 1998 from the Partnership to its
         Interestholders.

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